

Mail Stop 3561

June 6, 2017

Zonghua Chen
Chief Executive Officer
Porter Holding International, Inc.
Guowei Industrial Building #125
Guowei Road, Liantang, Luohu
Shenzhen, Guangdong, China, 518004

> **Re: Porter Holding International, Inc.**
> **Amendment No. 2 to**
> **Current Report on Form 8-K**
> **Filed May 23, 2017**
> **File No. 333-196336**

Dear Mr. Chen:

We have reviewed your May 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2017 letter.

Business, page 3

Business Overview, Our Corporate History and Background, page 3

1. We note your response to the second and third comments in our letter, and we re-issue the comments. Please revise your Form 8-K to explain with more specificity, to the extent practicable, what products and services you expect to render. We note statements, such as under "Our Business Plan," at page 5, that "[y]our goal is to become a leading innovative O2O business platform operator providing both online E-commerce and offline physical business facilities to [y]our customers." Please briefly expand to discuss what type of online E-commerce services and offline physical facilities you to intend to

offer your merchant customers, as well as what types of businesses your merchant customers are in.

Our Intellectual Property, page 7

2. We note your response to comment 7 and we re-issue the comment. Please revise your Intellectual Property disclosure to include the reasons that the copyrights are important to your business.

Exhibits

3. Please file English translations for all exhibits with your amendment. Refer to Rule 12b-12 under the Exchange Act.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure